RICHARD R. COOK
    cookrr@cfl.rr.com    Attorney at Law            386 734 1116
                          P.O. BOX 1929
                         DeLand, FL 32721



March 16, 2009

Mark Webb, Legal Branch Chief
Securities and Exchange Commission
Washington, DC 20549    Mail Stop 4561

          Re:  Lincoln Floorplanning Co., Inc.
               Form S-1, filed December 18, 2008
               File No.  333-156277

Dear Mr. Webb:

     We have received your comment letter dated January 15, 2009. We have reviewed all of your comments and spoken by telephone to some of your staff members regarding our intended responses to some of your comments and sought guidance on other comments. The responses that follow are numbered to correspond with the numbers of your comments. They are also inserted, where applicable, into the revised documents.

     Our responses to your comments are as follows:

Form S-1 filed December 18, 2008

General

1. We have revised our filing to make it clear that Lincoln will have no further dealing with T&J Auto Sales. See proposed
    Business page 21.

2.  We have complied.

3.  We have complied.

Cover Page

4.  We have inserted a proper cover page.

5. We have left blank the prospectus date and will insert the effective date in a post effective amendment.

Summary

6.  We have complied. See page 5.

Risk Factors

7.  We have complied.

8.  We have complied.

9.  We have complied.  See page 7.

10. We have complied.  See page 8 and Cash Requirements page 21.

11. We changed "may" to "will".

12. We have complied.

13. We have inserted the efforts we have made in contacting FINRA and obtaining market makers. See page 12.

Dilution

14. The correct number is 6,656,250.

15. We have complied.

Selling Stockholders

16. We have provided a new chart.

Plan of Distribution

17. The mention of Argyle was an error. We have revised the text accordingly.

Description of Registrant's Securities to be Registered

18. We have complied.

Experts

19. We have complied.

Management's Discussion and Analysis

20. We have complied.

21. We have complied.

Proposed Business

22. We have complied. See page 21.

23. We have complied. See pages 21 and 22.

24. We have complied. See pages 22 and 23.

25. We have complied. See new figures.

26. We have complied. See pages 23, 24 and 25.

Management

27. We have complied.

Executive Compensation

28. See new chart.

Legal Proceedings

29. We have complied.

Recent Sales of Unregistered Securities

30. See new figures and new chart pages 31 and 32.

31. 6,656,250 is the correct number.

Undertakings

32. We have complied.

Financial Statements
Statement of Cash Flows

33. We have complied.

Note 1 - Organization

34. We have revised Note 1.


Note 2 - Significant Accounting Policies
Basis of Presentation/Going Concern:

35. We have revised Note 2.

General

36. We have complied.


The Company understands it is responsible for the adequacy and accuracy of the disclosure in the filing.

The Company understands that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

The Company understands that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

     We have filed an amended document to reflect the revisions addressed in this response. We intend to file the new Form 10 within a few days.




                              Sincerely,

                              /s/ Richard R. Cook

                              Richard R. Cook
                              Corporate Secretary
                              Legal Counsel
                              Florida Bar # 254134